As filed with the Securities and Exchange Commission on February 5, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2001

General Geophysics Company
 (Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -            .)

Exhibit 99.1

COMPAGNIE GENERALE DE GEOPHYSIQUE

Paris, February 4th 2002

Compagnie Générale de Géophysique (CGG), (Euronext 12016, NYSE GGY) announced today that it expects to pursue in the international capital markets an offering of an additional $50 million of its 10 5/8% Senior Notes due 2007, originally issued in November 2000. The offering will be made in accordance with Rule 144A and Regulation S under the US Securities Act of 1933 (the “Securities Act”). The additional Senior Notes will not be registered under the Securities Act and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no offering to the public in France.

The net proceeds will be used principally as a substitute for existing credit lines with maturities ranging from 2002 to 2004 with the balance applied to general corporate purposes.

As disclosed in this offering, the Company communicates its estimates of key unaudited financial figures concerning year 2001 total revenues, adjusted EBITDA and year-end net debt and cash and cash equivalents.

For the year ended December 31, 2001, revenues are estimated to be approximately Euros 800 million, a 15% increase compared to 2000, and adjusted EBITDA is estimated to be approximately Euros 197 million, a 31% increase compared to 2000. Net debt at December 31, 2001 is estimated to be approximately Euros 230 million compared to Euros 231 million at December 31, 2000, including Euros 27 million of indebtedness to finance the cash portion of the purchase price of AkerGeo, finalized on January 16, 2001. At December 31, 2001, cash and cash equivalents are estimated to be approximately Euros 57 million.

In conformity with its usual communication schedule, the Company will issue on February 15th 2002 its final figures concerning year 2001 revenues, as well as an estimate of its net and operating income, and will publish its audited year 2001 results on March 14th 2002.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains certain forward-looking statements, including but not limited to, our expected revenues, adjusted EBITDA, net debt and cash and cash equivalents for 2001 and the expected increase in these figures for 2001 compared to 2000. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil gas exploration and production business. It is also a global manufacturer of geophysical equipment.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by CGG from time to time in its filings with the US Securities and Exchange Commission. Actual results may vary materially.

Contact :	Christophe PETTENATI-AUZIERE Christophe BARNINI	+33 1 64 47 36 75 + 33 1 64 47 38 10

e-mail : invrel@cgg.com

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

/s/ Michel Ponthus Compagnie Générale de Géophysique (Registrant)
/s/ Michel Ponthus Michel Ponthus Senior Executive Vice President Finance & Human Resources and Chief Financial Officer

Date: February 5, 2002